Exhibit 99.1

MOBIFON HOLDINGS B.V.

CONSOLIDATED BALANCE SHEETS (Unaudited)

	As at	As at
	June 30,	December 31,
	2004	2003
	(In thousands of U.S. dollars)
ASSETS		[Note 1]
Current assets
Cash and cash equivalents	$94,419	$109,989
Short-term investments - restricted	28,125	28,125
Trade debtors	59,719	52,958
Inventories	11,050	6,836
Prepaid expenses	15,828	6,945
Deferred income tax asset	499	1,003
Advance to parent company	6,696	5,196
Other current assets	5,146	314
Total current assets	221,482	211,366
Property, plant and equipment [Note 4]	459,512	450,629
License	49,950	53,311
Subscribers [Note 4]	13,400	—
Goodwill [Note 4]	298,956	43,142
Deferred financing and other costs	16,834	17,775
Deferred income tax asset	5,924	—
	$1,066,058	$776,223

LIABILITIES AND SHAREHOLDER'S DEFICIENCY
Current liabilities
Accounts payable - trade	40,207	23,334
Accounts payable - TIW Group	1,071	200
Income and value added taxes payable	17,727	14,965
Accrued liabilities	24,025	22,889
Accrued interest payable	15,504	18,489
Deferred revenues	15,673	13,838
Current portion of long-term debt [Note 7]	53,126	42,700
Distribution payable to minority interests [Note 3]	24,386	—
Total current liabilities	191,719	136,415
Deferred income tax liabilities	16,329	8,691
Long-term debt [Note 4]	457,689	490,057
Derivative financial instrument	104	2,609
Due to parent and affiliated companies [Note 4]	144,189	—
Subordinated loan from parent company	458,601	449,105
Deferred gain [Note 5]	3,651	—
Minority interests	82,954	107,534
Total liabilities	1,355,236	1,194,411

SHAREHOLDER'S DEFICIENCY

Share capital
18,000 of par value shares	16	16
Retained earnings	66,618	64,807
Difference between counterpart given and carrying value of capital transactions
with parent company [Note 4]	(355,872)	(481,929)
Accumulated other comprehensive income (loss)
Accumulated changes in fair value of interest rate swaps	60	(1,082)
Total shareholder's deficiency	(289,178)	(418,188)
	$1,066,058	$776,223

See accompanying Notes